UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

11 January 2007

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report on Form 6-K contains the following press release:

TNT N.V. – Buyback of ordinary shares

11 January 2007

11 January 2007

TNT N.V. – Buyback of ordinary shares

Further to the share buyback program announced on 6 November 2006, TNT N.V. announces that:

- on 4 January 2007, it purchased 179,500 TNT N.V. ordinary shares at an average price of euro 33.2691 per share,

- on 5 January 2007, it purchased 148,000 TNT N.V. ordinary shares at an average price of euro 33.1772 per share,

- on 8 January 2007, it purchased 126,000 TNT N.V. ordinary shares at an average price of euro 32.8054 per share,

- on 9 January 2007, it purchased 230,500 TNT N.V. ordinary shares at an average price of euro 32.8125 per share,

- on 10 January 2007, it purchased 160,000 TNT N.V. ordinary shares at an average price of euro 32.4670 per share,

- during the period from 6 November 2006 until and including 10 January 2007, it purchased 28,805,193 TNT N.V. ordinary shares at an average price of euro 32.1206 per share, and

- the total amount of the share buyback until and including 10 January 2007 therefore amounts to 92.5% of the announced buyback up to euro 1 billion.

It is TNT's intention to cancel the repurchased shares.

TNT N.V.

TNT provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs around 127,000 people. In the first nine months of 2006, TNT reported € 7.3 billion in revenues and an operating income of € 921 million. TNT N.V. is publicly listed on the stock exchanges of Amsterdam and New York. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world. More information about TNT can be found on its website http://group.tnt.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 11 January 2007